UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of   May, 2005

Commission File Number 0-29586

 EnerNorth Industries Inc.
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth Industries Inc.

Date: May 17, 2005               By:____”Sandra J. Hall”____ ______
  Sandra J. Hall,
  President, Secretary & Director

EnerNorth Industries Inc.
News Release

EnerNorth Reports 3rd Quarter Results

Toronto, Canada - May 17, 2005 - EnerNorth Industries Inc. (AMEX: ENY & Frankfurt Stock Exchange: EPW1) (www.enernorth.com) (“EnerNorth” or the “Company”) announces that it has issued unaudited consolidated financial statements for the third quarter ending March 31, 2005 expressed in Canadian dollars. Effective February 1, 2005, the Company divested its interest in its Industrial & Offshore subsidiary, M&M Engineering Limited (M&M) for cash proceeds of $7,361,999. For the purpose of financial presentation the operations of M&M have been accounted for as discontinued operations.

HIGHLIGHTS	For the Nine Month Period Ending			For the Three Month Period Ending
Average production	March 31, 2005	March 31, 2004	% Change	March 31, 2005	March 31, 2004	% Change
Natural gas (mcf per day)	292	165	77%	233	126	85%
Natural gas liquids (bbls per day)	10	7	43%	14	8	75%
Crude oil (bbls per day)	11	5	120%	14	2	600%
Total (boe per day)	69	39	77%	66	31	113%
Average prices
Natural gas ($/mcf)	$6.50	$7.07	-8%	$7.97	$8.02	-1%
Natural gas liquids ($/bbl)	$33.77	$32.04	5%	$32.67	$30.78	6%
Crude oil ($/bbl)	$50.98	$41.61	23%	$52.71	$40.68	30%
BOE ($/boe)	$40.12	$40.49	-1%	$45.68	$43.29	6%
Operating costs and Netbacks
BOE ($/boe)	$40.12	$40.49	-1%	$45.68	$43.29	6%
Royalties ($/boe)	$8.39	$6.37	32%	$11.06	$4.46	148%
Operating cost ($/boe)	$18.88	$21.32	-11%	$14.84	$26.03	-43%
Netbacks ($/boe)	$12.85	$12.80	0%	$19.78	$12.80	55%
Financial
Natural gas revenue	$517,347	$318,916	62%	$167,376	$90,691	85%
Natural gas liquids revenue	$88,552	$60,291	47%	$40,450	$21,105	92%
Crude oil revenue	$148,088	$53,901	175%	$64,052	$7,626	740%
Total revenue	$753,987	$433,108	74%	$271,878	$119,422	128%
Royalties	$157,778	$68,091	132%	$65,834	$12,311	435%
Net revenue	$596,209	$365,017	63%	$206,044	$107,111	92%

A Boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Disclosure provided herein in respect of Boes may be misleading, particularly if used in isolation.

Depletion and Accretion. For the nine month period ending March 31, 2005 depletion and accretion expense was $546,448, 71% higher compared to $319,746 for the nine month period in 2004. For the three month period ending March 31, 2005 depletion and accretion expense was $184,835, 121% higher compared to $83,534 for the comparative three month period in 20034. The increased depletion and accretion was a result of higher production volumes.

Administrative Expenses. Administrative expenses of $1,873,946 for the nine month period ending March 31, 2005 were 37% higher than administrative expenses of $1,372,839 the previous year. Administrative expenses for the three month period ending March 31, 2005 were $749,972, 1% lower than $755,275 for the comparable period in 2004. The primary increase in administrative expenses for the nine month period ending March 31, 2005 was related to increased litigation expenses of $1,000,148. Litigation expenses were $194,663 during the three month period ending March 31, 2005.

Foreign Exchange. For the nine months period ending March 31, 2005 the gain on foreign exchange was $492,781 compared to a foreign exchange loss of $159,070 for the nine month period in 2004. For the three month period ending March 31, 2005 the loss on foreign exchange was $11,050 compared to a foreign exchange loss of $6,246 during the comparable period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to the Company’s investment in Konaseema EPS Oakwell Power Limited .

Interest income. For the nine months ending March 31, 2005 interest income was $221,452, 191% higher compared to $76,156 for the comparable nine month period in 2004. For the three month period ending March 31, 2005 interest income was $56,603 compared to $17,089, 231% higher compared to the three month period in 2004. The increase in interest income was related to interest payments received on the Company’s KEOPL investment.

Net loss from continuing operations. Net loss from continuing operations decreased 61% to $1,456,530 for the nine month period ended March 31, 2005 compared to a net loss of $3,777,988 for the nine month period ending March 31, 2004. Net loss from continuing operations decreased 42% to $771,886 for the nine three month period ended March 31, 2005 compared to a net loss of $1,340,132 for the three month period ending March 31, 2004. Net loss from continuing operations were significantly higher in the previous year due to a $2,150,000 provision for the Oakwell Claim.

Net income (loss) from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division which was sold February 2005. Net income from discontinued operations decreased 60% to $337,355 for the nine month period ended March 31, 2005 compared to $835,677 for the nine month period ended March 31, 2004. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,847,642.

Net income from discontinued operations was $112,367 for the three month period ended March 31, 2005 compared to a net loss from discontinued operations of $420,291 for the three month period ended March 31, 2004. The reduction in net income from discontinued operations was due to a significant contract performed during 2003 and 2004 by NECL which did not recur during fiscal 2005.

Net income (loss). As a result of the above net income was $728,467 for the nine month period ending March 31, 2005 compared to a loss of $2,942,311 for the comparable nine month period ending March 31, 2004. For the three month period ending March 31, 2005 net income was $1,188,123 compared to a net loss of $1,760,423 for the three month period ending March 31, 2004.

Net loss from continuing operations per share and fully diluted net loss from continuing operations per share. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the nine month period ending March 31, 2005 decreased by 61% to $0.36 per share from $0.93 per share for the same nine month period 2004. Net loss from continuing operations per share and fully diluted net loss per share from continuing operations for the three month period ending March 31, 2005 decreased by 42% to $0.19 per share from $0.33 per share for the same ninethree month period 2004.

Net income (loss) per share and fully diluted net income (loss) per share. Net income per share for the nine month period ending March 31, 2005 was $0.18 per share compared to a net loss of $0.72 per share for the same nine month period 2004. Net income per share for the three month period ending March 31, 2005 was $0.29 compared to a net loss of $0.43 per share for the same three month period 2004.

Fully diluted net income per share for the nine month period ending March 31, 2005 was $0.16 per share. Fully diluted net income per share for the three month period ending March 31, 2005 was $0.26 per share. During fiscal 2004 both figures were antidilutive.

Capital Expenditures. Capital expenditures totaled $589,270 for the nine months of fiscal 2005 compared to $1,253,926 for the nine months of fiscal 2004. During the three month period ending March 31, 2005 capital expenditures were $112,565 compared to $463,705 for the comparable period in 2004. During nine month period ending March 31, 2005 the Company’s primary expenditures related to drilling and completion costs of approximately $x85,242 for the Doe Property, Alberta, $x273,969 in re-completion and tie-ins at Olds, Alberta, and $x73,360 in re-completions in the Sibbald area of Alberta.

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas primarily in Alberta, Canada.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company. For full details of EnerNorth’s 3rd quarter results and management’s discussion and analysis please visit www.sedar.com or www.sec.gov.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
 www.enernorth.com

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these “forward-looking” statements to reflect new events or circumstances.

Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416 861-1484, Facsimile: 416 861-9623 www.enernorth.com